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SKY FINANCIAL GROUP, INC.                                          EXHIBIT  12.1



COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(Excluding Interest on Deposits)

Sky Financial's ratios of earnings to fixed charges (excluding interest on deposits) for the five years ended December 31, 1999 and the three months ended March 31, 2000 and 1999 were as follows:


                                                      Years Ended December 31,                    Three Months Ended
                                        1999        1998       1997         1996        1995        2000       1999
                                     ----------------------------------------------------------- -----------------------
                                                      (dollars in thousands)                     (dollars in thousands)

Income before income taxes           $ 104,778   $  75,774   $ 137,897    $ 120,758   $ 112,335   $  45,174   $  43,661
Income tax expense                      33,596      23,811      43,679       37,202      34,951      14,068      13,780
                                     ---------   ---------   ---------    ---------   ---------   ---------   ---------
Net income                              71,182      51,963      94,218       83,556      77,384      31,106      29,881
Non-recurring gains, merger and
   restructuring expenses and
   non-recurring provisions for
   credit losses, net of tax            52,611      47,182      (4,901)       5,439         462        --          --
                                     ---------   ---------   ---------    ---------   ---------   ---------   ---------
Operating earnings                   $ 123,793   $  99,145   $  89,317    $  88,995   $  77,846   $  31,106   $  29,881
                                     =========   =========   =========    =========   =========   =========   =========

Fixed charges:
Interest expense
   (other than on deposits)          $  72,087   $  65,587   $  55,131    $  51,119   $  35,863   $  21,844   $  16,321
One-third of rents, net of income
   from subleases                        1,137       1,060         845          746         455         231         218
                                     ---------   ---------   ---------    ---------   ---------   ---------   ---------
Total fixed charges                  $  73,224   $  66,647   $  55,976    $  51,865   $  36,318   $  22,075   $  16,539
                                     =========   =========   =========    =========   =========   =========   =========


Earnings  (for ratio calculation)    $ 252,947   $ 210,206   $ 188,972    $ 180,991   $ 149,364   $  67,249   $  60,200


Ratio of earnings to fixed charges        3.45 x      3.15 x      3.38 x       3.49 x      4.11 x      3.05 x      3.64 x



For purposes of computing the ratios of earnings to fixed charges, earnings represent operating earnings, excluding non-recurring gains, merger and restructuring expenses and non-recurring provisions for credit losses plus fixed charges and total taxes based on operating income and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases and capitalized interest. Fixed charges, including interest on deposits, include all interest expense, one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases, and capitalized interest.